Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street	Palo Alto, CA 94304-1114	tel 650.233.4500	fax 650.233.4545

Gabriella Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

November 23, 2011

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mark P. Shuman, Esq., Legal Branch Chief
Matthew Crispino, Esq.
	Re:	eGain Communications Corporation Registration Statement on Form S-3 Filed October 25, 2011 File No. 333-177495

Ladies and Gentlemen:

On behalf of eGain Communications Corporation (the “Registrant” or the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above referenced Registration Statement on Form S-3 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 17, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

November 23, 2011

Selling Stockholders, page 4

1.	Please tell us whether any of the selling stockholders are affiliates of broker-dealers. If so, disclose whether at the time of the purchase of the securities to be resold, the sellers purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholders as underwriters.

Response: The Registrant respectfully submits that none of the selling stockholders are affiliates of broker-dealers.

2.	Footnotes 2, 3, 4, 6, 8, 9 and 10 contain disclaimers of beneficial ownership. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and revise to disclose who has voting and/or dispositive power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Response: The disclaimers of beneficial ownership in footnotes 2, 3, 4, 6, 8, 9, and 10 have been deleted.

Where You Can find More Information, page 10

3.	Please revise this section to specifically incorporate by reference the Form 8-K filed on July 1, 2011 and the amended Form 8-K filed on September 23, 2011, as both reports were filed after the end of the fiscal year covered by your most recent Form 10-K. Refer to Item 12(a)(2) of Form S-3. Please also update this section to incorporate all reports required to be incorporated under Item 12 that have been filed subsequent to the registration statement.

Response: The Registrant respectfully submits that it has revised “Where You Can Find More Information” to specifically incorporate by reference its Current Reports on Form 8-K, and as amended on Form 8-K/A, filed with the Commission on July 1, 2011, September 23, 2011, and November 14, 2011, as well as any reports required to be incorporated by Item 12 that the Registrant has filed subsequent to the Registration Statement which includes its Quarterly Report on Form 10-Q filed with the Commission on November 14, 2011.

November 23, 2011

Thank you for your attention to this matter. Questions or comments concerning the Registration Statement may be directed to the undersigned at (650) 233-4670. Comments can also be sent via facsimile at (650) 233-4545 or via email to gabriella.lombardi@pillsburylaw.com.

Very truly yours,

/s/ Gabriella Lombardi
Gabriella Lombardi

cc:	Mr. Ashutosh Roy Mr. Eric Smit Lara Bliesner, Esq. Stanley F. Pierson Christina F. Pearson